Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

December 22, 2017

Ms. Deborah O’Neal Johnson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Post-Effective Amendment No. 150 (“PEA No. 150”) to Registration

Statement of Ivy Funds (the “Registrant” or “Trust”)

File Nos.: 033-45961 and 811-06569

Dear Ms. Johnson:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during your conversation with Don Felice of our office on December 8, 2017 with respect to PEA No. 150 to the Registrant’s Registration Statement filed on October 23, 2017.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text. Where helpful, we have also included a copy of the relevant text from PEA No. 150.

1.	Comment: Provide the filing date of the Form N-14 Registration Statement that will be used in connection with the portfolios registered by PEA No. 150.

Response: The Form N-14 was filed on December 8, 2017.

2.	Text: Summary Section of the Accumulative Fund – Footnote 3 to the Fee Table states:

Through October 31, 2020, Ivy Investment Management Company (IICO), the Fund’s investment manager, Ivy Distributors, Inc. (IDI), the Fund’s distributor, and/or Waddell & Reed Services Company, doing business as WI Services Company (WISC), the Fund’s transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses for Class B shares at 2.29%, Class C shares at 2.07% and Class I shares at 0.87%. Prior to that date, the expense limitation may not be terminated by IICO, IDI, WISC or the Board of Trustees.

Comment: Either delete the word “ordinary” with respect to “total annual ordinary fund operating expenses” or explain the meaning of that word in an additional footnote along with any exclusions.

Response: The term “ordinary” is used to convey to the reader that the expense reimbursement agreement applies only to those operating expenses that would occur in the normal course of the Fund’s operations. Absent that qualifier, the extent of the reimbursement and what expenses it covers would be unclear, as well as inconsistent with the language contained in the Trust’s Expense Reimbursement agreement. Moreover, the Fund already includes disclosure about the specific fees that the Fund pays. In the section “Investment Advisory and Other Services—Accounting Services,” the Fund spells out such “ordinary” expenses and contrasts them with “extraordinary” expenses:

“Each Fund pays all of its other expenses. These include, for each Fund, the costs of printing and mailing materials sent to shareholders, audit and outside legal fees, taxes, brokerage commissions, interest, insurance premiums, custodian fees, fees payable by the Funds under Federal or other securities laws and to the Investment Company Institute, cost of processing and maintaining shareholder records, costs of systems or services used to price Fund securities and nonrecurring and extraordinary expenses, including litigation and indemnification relating to litigation.” (emphasis added)

Because the disclosure already addresses the staff’s comment, the Registrant believes no change is necessary.

3.	Comment: Provide copies of the completed Expense Example Tables with this correspondence. You noted that, as these were new Portfolios, only the one and three year example numbers were required.

Response: Please see Exhibit A, which is attached to this correspondence.

4.	Comment: Provide more specific “options” and “futures” risk disclosure to be added to the existing “Derivatives Risk” Principal Risks disclosure for the Ivy Accumulative Fund.

Response: For purposes of the pending reorganization, it is important that the Principal Investment Strategies and Principal Investment Risks disclosure in these shell funds mirror that of the existing predecessor Waddell & Reed Advisors Funds. Accordingly, the Registrant declines to change this disclosure at this time. This comment will, however, be reconsidered the next time the registration statement for these funds is updated after the reorganization.

Additionally, we note that (i) a more comprehensive discussion of the risks associated with derivatives is found in the “Additional Information about Principal Investment Strategies, Other Investments and Risks — Defining Risks” section of the prospectus, and (ii) detailed disclosure regarding each type of derivative that the Fund may use, and their associated risks, is found in the sections titled “The Fund, Its Investments, Related Risks and Restrictions — Specific Securities and Investment Practices” and “Options, Futures and Other Derivatives Strategies” in the Fund’s Statement of Additional Information.

5.	Comment: Complete the bar charts in the Performance section.

Response: The disclosure will be completed and will appear in the next post-effective amendment to the Registration Statement.

6.

Text: Summary Section of the Wilshire Global Allocation Fund – Principal Investment Strategies states: “Each Underlying Affiliated Fund, in turn, invests in a diversified portfolio of securities from one or more of the following asset classes: domestic equity securities, foreign equity securities (from issuers in both developed and emerging markets) and bonds (both investment grade and high-yield) issued by domestic and foreign corporations and governments.”

Comment: The parenthetical “(junk bonds)” should be added after “high-yield.”

Response: The disclosure will be revised as requested.

7.	Text: Summary Section of the Wilshire Global Allocation Fund – Average Annual Total Return Chart

Comment: Clarify in the names of the benchmark indices whether such indices are gross return or net of foreign source withholding as two versions of some indices are available.

Response: The disclosure will be revised as requested.

8.	Comment: Provide supplementally an explanation for the presence of the Appendix A Hypothetical Investment and Expense Information.

Response: This disclosure is required by an “Assurance of Discontinuance” (“AoD”) between the Attorney General of the State of New York Bureau of Investment Protection and Waddell & Reed Inc., et al, in July 2006. The AoD was related to a market timing investigation conducted by the New York Attorney General’s office. The AoD relates to the Waddell & Reed Advisors Funds. However, because the Waddell & Reed Advisors Funds will reorganize into corresponding Ivy Funds, and because such Waddell & Reed Advisors Funds will be the accounting/performance survivors of the reorganization, the Ivy Funds will continue to provide the disclosure required by the AoD.

If you have any questions or comments regarding this filing, please telephone me at (215) 564-8149, or in my absence, please contact, Don Felice at (215) 564-8794.

Very truly yours,

/s/ Kenneth L. Greenberg
Kenneth L. Greenberg, Esq.

Exhibit A

Ivy Accumulative Fund

Shareholder Fees
(fees paid directly from your investment)	Class A		Class B		Class C		Class I	Class N	Class R	Class Y
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%		None		None		None	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	1.00%	[1]	5.00%	[1]	1.00%	[1]	None	None	None	None
Maximum Account Fee	$20	[2]	None		$20	[2]	None	None	None	None

Annual Fund Operating Expenses
(expenses that you pay each year as a % of the value of yourinvestment)	Class A		Class B		Class C		Class I	Class N	Class R	Class Y
Management Fees	0.68%		0.68%		0.68%		0.68%	0.68%	0.68%	0.68%
Distribution and Service (12b-1) Fees	0.25%		1.00%		1.00%		None	None	0.50%	0.25%
Other Expenses	0.18%		0.73%		0.41%		0.23%	0.06%	0.31%	0.21%
Total Annual Fund Operating Expenses	1.11%		2.41%		2.09%		0.91%	0.74%	1.49%	1.14%
Fee Waiver and/or Expense Reimbursement[3]	0.00%		0.12%		0.02%		0.04%	0.00%	0.00%	0.03%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.11%		2.29%		2.07%		0.87%	0.74%	1.49%	1.11%

Example

This example is intended to help you compare the cost of investing in the shares of the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the particular class of shares of the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that expenses were capped for a one year period, as indicated above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Class A Shares	$682	$ 908
Class B Shares	632	1,028
Class C Shares	210	651
Class I Shares	89	282
Class N Shares	76	237
Class R Shares	152	471
Class Y Shares	113	356

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years
Class A Shares	$682	$908
Class B Shares	232	728
Class C Shares	210	651
Class I Shares	89	282
Class N Shares	76	237
Class R Shares	152	471
Class Y Shares	113	356

Ivy Wilshire Global Allocation Fund

Shareholder Fees

(fees paid directly from your investment)	Class A	Class B	Class C	Class I	Class N	Class R	Class Y
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	1.00%	5.00%[1]	1.00%[1]	None	None	None	None
Maximum Account Fee	$ 20[2]	None	$ 20[2]	None	None	None	None

Annual Fund Operating Expenses

(expenses that you pay each year as a % of the value of your investment)	Class A	Class B	Class C	Class I	Class N	Class R	Class Y
Management Fees	0.07%	0.07%	0.07%	0.07%	0.07%	0.07%	0.07%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%	None	None	0.50%	0.25%
Other Expenses	0.13%	0.25%	0.15%	0.09%	0.07%	0.08%	0.08%
Acquired Fund Fees and Expenses[3]	0.76%	0.76%	0.76%	0.76%	0.76%	0.76%	0.76%
Total Annual Fund Operating Expenses[4]	1.21%	2.08%	1.98%	0.92%	0.90%	1.41%	1.16%
Fee Waiver and/or Expense Reimbursement[5]	0.07%	0.07%	0.07%	0.09%	0.07%	0.07%	0.07%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.14%	2.01%	1.91%	0.83%	0.83%	1.34%	1.09%

Example

This example is intended to help you compare the cost of investing in the shares of the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the particular class of shares of the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that expenses were capped for a one year period, as indicated above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Class A Shares	$685	$924
Class B Shares	604	938
Class C Shares	194	607
Class I Shares	85	275
Class N Shares	85	273
Class R Shares	136	432
Class Y Shares	111	354

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years
Class A Shares	$685	$924
Class B Shares	204	638
Class C Shares	194	607
Class I Shares	85	275
Class N Shares	85	273
Class R Shares	136	432
Class Y Shares	111	354

Ivy Cash Management Fund

Shareholder Fees

(fees paid directly from your investment)	Class A	Class B	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	1.00%[1]	5.00%[1]	1.00%[1]
Maximum Account Fee	$ 20[2]	None	$ 20[2]

Annual Fund Operating Expenses

(expenses that you pay each year as a % of the value of your investment)	Class A	Class B	Class C
Management Fees	0.34%	0.34%	0.34%
Distribution and Service (12b-1) Fees	None	1.00%	1.00%
Other Expenses	0.39%	0.25%	0.25%
Total Annual Fund Operating Expenses[3]	0.73%	1.59%	1.59%

Example

This example is intended to help you compare the cost of investing in the shares of the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the particular class of shares of the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Class A Shares	$ 75	$233
Class B Shares	562	802
Class C Shares	162	502

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years
Class A Shares	$ 75	$233
Class B Shares	162	502
Class C Shares	162	502